Exhibit 99-1

Koor Industries Ltd

Part 1

Material changes and new items

that have occurred in the Corporation’s business

Translation from Hebrew. The binding version is the original Hebrew version

Koor Industries Ltd

(“Koor”)
Changes and new items that have occurred in Koor’s business
in the three months ended September 30, 20071
In accordance with Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970

In this section:
“Financial Statements” – the financial statements of Koor for the nine months ending September 30, 2007.
“Periodic report” – the periodic report of Koor for the six months ending June 30, 2007, which was published on August 15, 2007.

1.	Review of general developments in Koor’s business

1.1.	Investments in Koor’s equity and share transactions

In October 2007, Discount Investments Corporation Ltd acquired further shares of Koor on the stock exchange, representing about 1.3% of Koor’s issued and outstanding share capital, for a total consideration of about NIS 71 million, thereby increasing its holding in Koor’s ordinary shares to about 46.4%.

1.2.	Distribution of dividends

A. For details concerning the distribution of dividends approved in August 2007, see section 4.1 of the Directors’ Report.

B. On November 18, 2007, the Koor Board of Directors approved a further distribution of dividends. For details, see section 4.2 of the Directors’ Report.

1.3.	Financial information concerning Koor’s operations

For financial information about Koor’s operations for the nine months ended September 30, 2007, see Note 8 to the Financial Statements.

2.	Koor’s operations by business segment

2.1.	Agrochemicals business segment

Makhteshim Agan Industries Ltd (“Makhteshim Agan”)

For information concerning a claim and the application to approve it as a class action in accordance with the Class Actions Law, 5766 – 2006, that was filed in October 2007 against Makhteshim Chemical Works Ltd, a wholly owned subsidiary of Makhteshim Agan, see Note 3.A.6 to the Financial Statements.

1 Includes material changes and new items in Koor’s business that need to be detailed in the periodic report, and does not include items already detailed in the description of Koor’s business in the periodic report (as defined above).

2.2.	Communication equipment business segment

ECI Telecom Ltd (“ECI”):

For information concerning completion of the merger transaction whereby the entire holdings in ECI were sold in September 2007, see Note 3.B.1 to the Financial Statements. Up to the date of the merger, ECI was a significant investee company of Koor and was included in Koor’s financial statements.

2.3.	Others

For information concerning the final phase of disposal of most of Koor’s holdings (about 5.5%) in Elbit Systems Ltd to Federman Enterprises Ltd in September 2007, see Note 3F to the Financial Statements.

3.	Koor’s operations – further information

3.1.	Human capital

For information concerning a bonus payment made to a director of Koor in connection with completion of the disposal of the holdings in Sheraton Moriah Israel Ltd in September 2007, see Note 5.5 to the Financial Statements.

3.2.	Information concerning an extraordinary change in Koor’s operations:

See Note 8 to the Financial Statements.

Part I of this report should be read in conjunction with its other parts, including the notes to the Financial Statements.

Date: November 18, 2007

Koor Industries Ltd

Signatories and positions:
Mr. Raanan Cohen, Chief Executive Officer
Ms. Michal Yageel, Corporate Controller